

F I N A N C I A L   S T A T E M E N T

CastleOak Securities, L.P.
Year Ended December 31, 2021
With Report of Independent Registered Public Accounting Firm (SEC
ID No. 8-65786)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CastleOak Securities, L.P.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Vesey Street

(No. and Street)

New York	New York	10281
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Luis J. Gomez	(212) 610-6228	lgomez@castleoaklp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman& Company, LLP

(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



AFFIRMATION

I, **Luis J Gomez**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to **CastleOak Securities, L.P.** as of **December 31, 2021**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer

Signature

Head of Finance

Title

Notary Public

Heidi M. Castro
Notary Public, State of New York
No. 01CA6094353
Qualified in New York County
Commission Expires June 16, 2023

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners and Management of
CastleOak Securities, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CastleOak Securities, L.P. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of CastleOak Securities, L.P. as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CastleOak Securities, L.P.'s management. Our responsibility is to express an opinion on CastleOak Securities, L.P.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CastleOak Securities, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as CastleOak Securities, L.P.'s auditor since 2020.
New York, New York
March 21, 2022

Statement of Financial Condition

December 31, 2021

(In Thousands)

Assets

Cash and cash equivalents	$	13,083
Cash segregated under federal and other regulations		75
Receivables from broker-dealers and clearing brokers		6,662
Receivables from employees		150
Other assets		482
Right of use assets		2,679
Fixed assets, net		1,841
Total assets	**$**	**24,972**

Liabilities and Partners' Capital

Accounts payable and accrued liabilities	$	754
Accrued compensation		5,764
Operating lease liability		3,745
Total liabilities		**10,263**

Commitments and contingencies (Note 6)

Partners' capital

General partner		12,091
Limited partner		2,618
Total partners' capital		**14,709**
Total liabilities and partners' capital	**$**	**24,972**

See notes to financial statement

CastleOak Securities, L.P.

Notes to Financial Statement
December 31, 2021
(In Thousands)

1. General and Summary of Significant Accounting

Policies Description of Business

CastleOak Securities, L.P. (the "Partnership"), is a limited partnership organized under the laws of the State of Delaware. The Partnership is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Partnership is owned by CastleOak Management, LLC, the managing "General Partner", and an affiliated limited partnership.

The Partnership engages primarily in institutional brokerage, specializing in capital markets issuance, underwriting group participation and private placement of securities, which are supported by a sales and trading team specializing in equity and fixed income products.

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the financial statement are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this financial statement.

Revenue Recognition

Investment Banking

Investment banking includes underwriting public and private offerings of equity/equity-linked and debt securities in connection with mergers and acquisitions, restructurings and other transactions. Generally, the Partnership's underwriting transactions represent a single performance obligation which is the sale of the customer's securities. Revenue from these activities is recognized at a point in time on the trade-date because the Partnership has a present right to payment for the service performed and the customer has a right to the net cash proceeds.

1. General and Summary of Significant Accounting Policies *(continued)*

As a practical expedient, costs associated with investment banking are expensed as incurred because contract terms are generally less than one year.

Principal Transactions

Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered securities or derivative. Principal transaction revenues and related expenses are recognized on a trade-date basis.

Commissions

Commissions revenue is derived from securities transactions whereby the Partnership connects buyers and sellers in the OTC and exchange markets. These transactions result from the provision of service related to executing transactions for clients. Commissions revenue is recognized at a point in time on the trade-date when the customer obtains control of the asset and can direct the use of and obtain substantially all the remaining benefits from the asset. The Partnership records a receivable between the trade-date and settlement date when payment is received.

Other Revenue

Other revenue is derived primarily from providing clients access to a web-based portal in order to purchase and sell money market funds. The Partnership earns a percentage of the average daily assets invested per client on the portal, which is managed by a third party. The revenue is recognized at a point in time when the average daily asset balance is received by the Partnership after the client has commenced trading. The Partnership records a receivable between the trade-date and when payment is received.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition that are not segregated under regulatory requirements to be cash equivalents.

CastleOak Securities, L.P.

Notes to Financial Statement (*continued*)

December 31, 2021

(In Thousands)

1. **General and Summary of Significant Accounting Policies** *(continued)*

Cash Segregated under Federal and Other Regulations

Cash segregated under federal and other regulations are segregated for the protection of customers.

Receivables from Broker-Dealers and Clearing Brokers

Receivables from broker-dealers and clearing brokers represents fees receivable from investment banking activities and other receivables from unaffiliated clearing brokers.

Receivables from Former Related Broker-Dealer

As of December 31, 2021, The Partnership did not have any Receivables from a former related broker-dealer which previously represented clearing deposits held at Cantor Fitzgerald & Co. ("CF&Co"), a registered broker-dealer with the SEC, and subsidiary of CFLP.

Receivables from Employees, net

As of December 31, 2021, the Partnership had $150 of Receivables from employees presented on the Statement of Financial Condition.

Fixed Assets, net

Fixed Assets, net consist primarily of leasehold improvements, furniture, computers and equipment recorded at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the assets' estimated useful economic lives, which for leasehold improvements are the remaining lease terms of approximately 9 years, and five to seven years for other fixed assets.

The Partnership evaluates fixed assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

1. **General and Summary of Significant Accounting Policies** *(continued)*

Leases

The Partnership enters into leasing arrangements in the ordinary course of business as a lessee of office space, data centers and office equipment. The Partnership recognizes its leases in accordance with Accounting Standards Codification ("ASC") Topic 842, *Leases* ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the Statement of Financial Condition.

The Partnership conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which require subjective assessment over the determination of the associated discount rates.

ROU lease assets represent the Partnership's right to use an underlying asset for the lease term, and lease liabilities represent the Partnership's obligation to make lease payments arising from the lease. Other than for leases with an initial term of 12 months or less, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most leases do not provide an implicit rate, the Partnership uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Partnership will exercise that option. Lease expense pertaining to operating leases is recognized on a straight-line basis over the lease term.

The Partnership has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Partnership is reasonably certain to exercise. The Partnership recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The Partnership's office space leases require it to make variable payments for the Partnership's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

1. **General and Summary of Significant Accounting Policies** *(continued)*

Income Taxes

Income taxes are accounted for under U.S. GAAP ASC Topic 740, *Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

ASC Topic 740 clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statement. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

Distributions include approximately $825,000 paid to various taxing jurisdictions under Pass-Through Entity tax programs in which the Partnership has elected to participate.

Allowance for Credit Losses

ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"), impacts the impairment model for certain financial instruments by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Partnership could determine there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the client).

For financial assets measured at amortized cost (e.g., cash, cash equivalents, cash segregated under federal and other regulations, receivables from broker-dealers and clearing brokers and receivables from employees), the Partnership has evaluated the expected credit loss based on the nature and contractual life or expected life of the financial assets, credit quality of the counter party and immaterial historic and expected losses. The Partnership concluded that there are de minimus expected credit losses and did not record a reserve for the cash, cash equivalents, cash segregated under federal and other regulations or receivables from broker-dealer and clearing broker balances. The Partnership has not recorded a reserve for credit losses for advances to employees as it has spoken with the employee and has received assurances the amount will be repaid. The Partnership continually monitors these estimates over the life of the receivable.

2. Receivables from Broker-Dealers and Clearing Brokers

At December 31, 2021, Receivables from broker-dealers and clearing brokers consisted of the following:

Receivables from clearing brokers	$	3,249
Receivables from broker-dealers		3,413
	$	6,662

Receivables from broker-dealers represent fees receivable from investment banking activities. Receivables from clearing brokers represent other receivables and margin from unaffiliated clearing brokers.

3. Fixed Assets, net

At December 31, 2021, Fixed assets, net consisted of the following:

	Cost		Accumulated Depreciation and Amortization		Net Book Value	
Communication Equipment	$	110	$	(21)	$	89
Computers		193		(32)		161
Furniture		326		(53)		273
Leasehold Improvements		1,484		(166)		1,318
	$	2,113	$	(272)	$	1,841

4. Income Taxes

The Partnership analyzed its tax positions with respect to applicable income tax issues for open tax years in each respective jurisdiction and determined that there were no material tax liabilities as of December 31, 2021. As of December 31, 2021, the Partnership did not accrue any interest or penalties. The Partnership is not presently under examination for United States federal, state, and local income tax purposes, and is no longer subject to examination by tax authorities for the years prior to 2016 in all jurisdictions.

The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a limited partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the UBT in NYC for which it records an income tax provision.

5. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). The Partnership has elected to compute its net capital using the basic method which requires the maintenance of minimum capital of $250 or 6 2/3% of aggregate indebtedness. At December 31, 2021, the Partnership had net capital of $13,463 which was $13,213 in excess of its required net capital. The Partnership segregated cash of $75 into a special reserve account for the exclusive benefit of customers as of December 31, 2021.

6. Commitments and Contingent Liabilities

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

From time to time, the Partnership and its affiliates are involved in litigation, claims and arbitrations, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

6. Commitments and Contingent Liabilities *(continued)*

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty. The Partnership is unable to estimate a possible loss or range of loss in connection with specific matters. Management believes that, based on currently available information, the final outcome of current pending matters will not have a material adverse effect on the Partnership taken as a whole.

7. Counterparty Credit Risk

Risks and Uncertainties

The Partnership generates revenues by providing securities brokerage, trading, and underwriting services to institutional customers. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets.

Credit Risk – Credit risk arises from potential non-performance by counterparties. The Partnership has established policies and procedures to manage the exposure to credit risk. The Partnership maintains a thorough credit approval process to limit exposure to counterparty risk and employ stringent monitoring to control the counterparty risk for the matched principal businesses. The Partnership's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Market Risk - Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. The Partnership may allow certain of its desks to enter into unmatched principal transactions in the ordinary course of business and hold long and short inventory positions. These transactions are primarily for the purpose of facilitating clients' execution needs, adding liquidity to a market or attracting additional order flow. As a result, the Partnership may have market risk exposure on these transactions. The Partnership's exposure varies based on the size of its overall positions, the risk characteristics of the instruments held and the amount of time the positions are held before they are disposed of. All positions held longer than intra-day are marked-to-market.

7. Counterparty Credit Risk *(continued)*

The Partnership attempts to mitigate its market risk on these positions by strict risk limits, extremely limited holding periods and hedging. However, there is no assurance that these procedures and limits will be effective at limiting unanticipated losses in the future. Adverse movements in the securities positions or a downturn or disruption in the markets for these positions could result in a substantial loss. In addition, principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on the Partnership's financial condition and results of operations for any particular reporting period.

Operational Risk – In providing a comprehensive array of products and services, the Partnership may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Partnership or business interruption due to systems failures or other events. Operational risk may also include breaches of the Partnership's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Partnership could suffer a financial loss as well as reputational damage.

8. Subordinated Borrowings

On March 12, 2021, the Partnership and Pershing LLC have entered into a $3 Million Revolving Subordinated Agreement payable in two years with an interest rate of 1.25%. The Revolving Subordinated Agreement has been approved by FINRA. Any borrowing under this revolving subordinated agreement will be considered as capital when funded. Pursuant to subsection (d) of SEC Rule 15c3-1, such amounts shall not be considered as Equity in the calculations of Partnership's Debt/Equity ratio.

9. Paycheck Protection Program

On May 1, 2020, the Partnership received loan proceeds of approximately $1,106 under the Paycheck Protection Program ("PPP"). The PPP, which was established as part of the Coronavirus Aid, Relief and Economic Security Act ("The CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times certain average monthly payroll expenses of the qualifying business. The loan and accrued interest were forgiven in June 2021 as the Partnership used the loan proceeds for eligible purposes including payroll, benefits, rent, and utilities, and maintained its payroll levels, as defined by the PPP. At least 60% of the loan proceeds had to be spent on payroll costs, as defined by the PPP for the loan to be eligible for forgiveness.

U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on the facts and circumstances, the Partnership determined it most appropriate to account for the PPP loan proceeds under the debt model. Under the debt model, the Partnership recognized the proceeds received as debt, recognized periodic interest expense in the period in which the interest accrued at the stated interest rate and deferred recognition of any potential forgiveness of the loan principal or interest until the period in which the Partnership had been legally released from its obligation by the lender. The Partnership deemed the debt model to be the most appropriate accounting policy for this arrangement as the underlying PPP loan was a legal form of debt and there were significant contingencies outside of the control of the Partnership, mainly related to the third-party approval process for forgiveness.

10. Revenue from Contracts with Customers

See Note 1 — General and Summary of Significant Accounting Policies for information on the recognition of the Partnership's revenue from contracts with customers.

Contract Balances – The timing of the Partnership's revenue recognition may differ from the timing of payment by its customers. The Partnership records a receivable when revenue is recognized prior to payment and the Partnership has an unconditional right to payment.

Alternatively, when payment precedes the provision of the related services, the Partnership records deferred revenue until the performance obligations are satisfied.

10. Revenue from Contracts with Customers *(continued)*

The Partnership had no deferred revenue as of December 31, 2021.

The Partnership had receivables related to revenue from contracts with customers of $3,233 and $3,312 at December 31, 2020 and 2021, respectively. The Partnership had no impairments related to these receivables during the year ended December 31, 2021.

Contract Costs – The Partnership capitalizes costs to fulfill contracts associated with different lines of its business where the revenue is recognized at a point in time and the costs are determined to be recoverable. Capitalized costs to fulfill a contract are recognized at the point in time that the related revenue is recognized.

At December 31, 2021, there were no capitalized costs recorded to fulfill contracts.

11. Leases

The Partnership, acting as a lessee, has three operating leases related to office space in New York City, New York, Alpharetta, Georgia, and Portland, Oregon, with remaining lease term of 9.2 years, .4 years and 7 years, respectively. The Partnership recognizes lease expense for these operating leases on a straight-line basis over the lease terms with variable lease expenses not included in the lease payment measurement instead recognized as incurred.

Pursuant to the accounting policy election, leases with an initial term of 12 months or less are not recognized on the Statement of Financial Condition.

ASC 842, *Leases* requires the Partnership to make certain assumptions and judgements in applying the guidance, including determining whether an arrangement includes a lease, determining the term of a lease when the contract has renewal or cancelation provisions, and determining the discount rate.

The Partnership determines whether an arrangement is or includes a lease at contract inception by evaluating whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If the Partnership has the right to obtain substantially all of the economic benefits from, and can direct the use of, the identified asset for a period of time, the Partnership accounts for the identified asset as a lease. The Partnership has elected the practical expedient to not separate lease and non-lease components for all leases other than real estate leases. The primary non-lease component that is combined with a lease component is operating expenses such as utilities, maintenance or management fees.

Notes to Financial Statement (*continued*)

December 31, 2021

(In Thousands)

11. Leases *(continued)*

As the rate implicit in the lease is not usually available, the Partnership used an incremental borrowing rate ("IBR") based on the information available at the adoption date of the new lease standard or the commencement date of newly entered into leases in determining the present value of lease payments for the existing leases. The Partnership elected to use a portfolio approach to IBR, applying corporate bond rates to the leases. The Partnership calculated the appropriate rates with reference to the lease term and lease currency. The Partnership will use information available at the lease commencement date to determine the discount rate for any new leases.

As of December 31, 2021, the Partnership does not have any leases that have not yet commenced but that create significant rights and obligations.

Supplemental information related to the Partnership's operating leases is as follows:

	Classification in Statement of Financial Condition		As of December 31, 2021
Assets	Right of use assets	$	2,679
Liabilities	Operating lease liability	$	3,745

Weighted-average remaining lease term	As of December 31, 2021
Operating leases (years)	8.8
Weighted-average discount rate	
Operating leases	6.5%

11. Leases *(continued)*

The following table shows the Partnership's future lease payments under its operating lease terms:

Years Ending December 31,	Operating Leases	
2022	$	546
2023		539
2024		541
2025		588
2026		590
2027 and thereafter		2,275
Total lease payments	$	5,079
Less imputed interest		(1,334)
Total lease liability	$	3,745

12. Subsequent Events

The Partnership has evaluated subsequent events through the date the financial statement was issued. There have been no other material subsequent events that would require recognition in this financial statements or disclosure in the notes to financial statement.